FUTURECREST ACQUISITION CORP.

150 East 52nd Street, 3rd floor

New York, NY 10022

September 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Pam Howell

Re:	FutureCrest Acquisition Corp.
Registration Statement on Form S-1
Filed September 5, 2025, as amended File No. 333-290088

Dear Ms. Howell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FutureCrest Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on September 25, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Thomas J. Lee
Thomas J. Lee
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP